Offering Statement for Straight Teeth Solutions, Inc. ("Straight Teeth Solutions")

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Straight Teeth Solutions, Inc.

   2740 SW Martin Downs Blvd

   Palm City, FL 34990

Eligibility

2. **The following are true for Straight Teeth Solutions, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Charles Grady

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/04/2019	03/31/2020	CDB	VP Sales & Marketing
03/01/2016	11/30/2018	ClearCorrect	Director of Strategic Accounts
06/14/2019	08/07/2020	Straight Teeth Solutions, Inc.	COO
08/07/2020	Present	Straight Teeth Solutions, Inc.	CEO/COO/ Director

Education: Michigan State University - Bachelor of Arts in Business: Marketing Major and Minor in Psychology Experience: Accomplished and Award-winning Professional with over thirty years of Executive Leadership, Sales, Sales Leadership, Operations, Product development, and Business Development experience in Dental-Orthodontic Devices, as well as Healthcare, Dental, and Business services. Both with Fortune 500 companies as well as in eight different startups. Fifteen years of sales and operations leadership experience with orthodontic aligners. Work Experience: (www.linkedin.com/in/charles-grady-34873b30)

Name

Bruce Goldblatt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2016	06/01/2019	Clear Correct	Sales
06/06/2019	Present	Straight Teeth Solutions, Inc.	Chairman/President/Founder/

Education: University of Pittsburgh, January, 1976 to November 1977 BA - Political Science, minor in Philosophy and Cultural Anthropology Chaminade University of Honolulu, October 1973 to June 1975 Penn State University August 1971 to May 1972 US Army 9-1972 to 9-1975, Honorable discharge Experience: Results oriented experienced salesperson in the orthodontic market since 1987. Extensive knowledge of techniques and details of orthodontic braces and clear aligners and the industry with experience with the key players. Expertise in the Orthodontic and clear aligner industry was basis for founding Straight Teeth Solutions and patent pending business model. Work Experience: (https://www.linkedin.com/in/bruce-goldblatt-6792aa120/)

Name

Ivana Sears

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2003	12/31/2018	CG Real Estate Investment Group LLC	Comptroller
06/06/2019	Present	Straight Teeth Solutions, Inc.	CFO/ Director/Founder

Education: BA in Accounting and Finance, Florida Atlantic University, Boca Raton, Florida Experience: 40 years total accounting experience. 27 years as a controller. Solid knowledge of all accounting principals and procedures - Budgets, Cash Flow Projections, Auditing, Financial Reporting, Cost Accounting, Job Costing, General Ledger, Journal Entries, Fixed Asset Schedules, Accruals, and Depreciation. Inventory & Manufacturing - Control, Purchasing, Inventory Item set up and Assemblies. General Liability & Work Comp Insurance Renewals & Audits. Considerable experience in maintenance of fiscal records and controls - Bank Wires, Transfers, Bank Reconciliations, Credit Card Processing, Manage Receipts and Disbursements. Payroll - ADP, Quarterly 940, 941, UCT6, Multi State Reporting, Sales Tax Returns, 1099. Excellent communication skills with management, subordinates, vendors and customers. 27 yrs management and supervisory experience, training, managing, and directing employees. Strong hands on working knowledge of office practices and procedures. Liaison between company and auditors or CPA's for preparation of final year end tax returns. Work Experience: (https://www.linkedin.com/in/ivana-sears-b1992a34/)

Name
Raul Molina

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/1986	Present	Dr. Raul G. Molina, DDS, PA	Owner/Dentist
11/06/2019	Present	Straight Teeth Solutions, Inc.	Advisor/Director

Dr. Molina has been in the practice of General and Cosmetic Dentistry since 1988. He is a graduate of The Dawson Academy as well as an active member of the American Dental Association, the Academy of General Dentistry and the South Florida Dental Association. He is one of South Florida's leading cosmetic and implant dentists. The Consumers Research Council of American selected him as one of "America's Top Dentists." Dr. Molina believes that a patient's healthy bright smile should also be framed by beautiful lips and a wrinkle-free face. This philosophy of Facial Esthetics has led him to receive extensive training and experience in the use of Botox, Juvederm, Voluma, PDO threads, and many other procedures to enhance a patient's facial appearance, lips and smile. He is currently an active member of the American Association of Facial Esthetics. He teaches postgraduate students at the University of Florida's College of Dentistry AEGD Residency Program. He also continues to lecture and speak at dental conferences about various topics including implants, occlusion, orthodontics and The Concept of Complete Dentistry. Dr. Molina serves as a forensic odontologist with the Miami Dade County Medical Examiner's Office (Miami CSI). Dr. Molina and Karen, his wife, who is a practicing attorney, have been blessed by God with seven beautiful children and recently, with a granddaughter named Sarai! Together they attend Cornerstone Christian Church International and are active in several community programs and humanitarian organizations. Dr. Molina has been awarded the prestigious HUMANITARIAN OF THE YEAR AWARD by the Florida Academy of General Dentistry. Work Experience: (https://www.linkedin.com/in/dr-raul-g-molina-dds-pa-0a5162112/)

Name
Jennings L. Hurt IV

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/03/2011	04/21/2020	Ferrell Wealth Managment	Senior Finanical Advisor & Portfolio Manager
04/21/2020	Present	Beacon Pointe	Principal, Senior Wealth Advisor
03/26/2020	Present	Straight Teeth Solutions, Inc.	Member Board of Directors

Education: Rollins College - Crummer Graduate School of Business, MBA Finance 2008-2011 Rhodes College, BA Business Administration and Management, 2000-2004 Experience: J.L. serves as a Financial Advisor and Portfolio Manager for Ferrell Wealth Management. In addition to providing independent, objective guidance to clients, he is also responsible for performing research and analysis of investment vehicles. J.L. also ensures that allocations among investment choices are aligned with each client's objectives. J.L. combines personal attention, his passion for analysis and his background in portfolio management to help clients determine and reach their financial goals. Before joining Ferrell Wealth Management, J.L. worked for ICC Capital Management as an Assistant Portfolio Manager managing the firm's large cap growth strategy which had assets in the $200 million range. Mr. Hurt was responsible for both the qualitative and quantitative analysis for the portfolio. J.L. was also a research analyst for the Mutli-Cap strategy which had assets in excess of $1 billion. Work Experience: (https://www.linkedin.com/in/j-l-hurt-18aa3443/)

Name
John Nakhla

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2016	Present	Nakhla Dental Group	CEO/Owner
02/01/2016	Present	Castro Valley Family Dentistry	Dentist/Owner
04/01/2017	Present	Crow Canyon Dental	Dentist/Owner
10/12/2021	Present	Straight Teeth Solutions, Inc.	Clinical Advisor/Director

Education: University of the Pacific, Arthur A. Dugoni School of Dentistry Degree Name Doctorate of Dental Surgery (DDS) Field Of Study Dentistry 2008 – 2011 Treasurer - Class of 2011 University of California, Davis, Bachelor of Science, Neurobiology, Physiology & Behavior, 2003 – 2007 Dr. Nakhla is well versed in all the latest restorative & cosmetic procedures including in-office bleaching, Invisalign, porcelain crowns, laminate veneers, tooth colored fillings, dentures, partials, the use of implants to help retain dentures and partials, and more. Dr. Nakhla takes pride in knowing that he offers quality care based on individual needs and wants of his patients. His reputation has been built on the trust and respect of his patients, and he has always had an outstanding, friendly, well-educated staff ready to help patients with all their needs. His professional goal is to evaluate a patient's needs, then, in concert with the patient, arrive at a treatment plan that meets the patient's goals and expectations. Dr. Nakhla realizes that the practice of dentistry isn't only about taking care of teeth, but the providing oral health care as part of your overall health. With that in mind, he focuses on providing patient-centered family care. Dr. Nakhla is a member of the following organizations: American Dental Association California Dental Association Southern Alameda Dental Society Academy of General Dentistry Catalyst Study Club Work experiance: https://www.linkedin.com/in/john-nakhla-955259158/

Name
Josh Bolinger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2019	05/01/2020	Dandy	VP Sales & Marketing
02/18/2018	03/29/2019	ClearCorrect	VP Marketing
09/01/2017	01/01/2021	Flow Yoga	Head of Growth
01/18/2021	Present	Straight Teeth Solutions, Inc.	Chief Revenue Officer

Education: Harvard University, Marketing Bio: With a background in marketing, engineering and operations for over a dozen Fortune 500 companies, Josh Bolinger has spent the last 10 years consulting and working on countless startups, with exits from those startups in the hundreds of millions of dollars. Experience: Dandy Labs / Orthly, Vice President Sales & Marketing, 2019 - 2020. One of the founding members, responsible for building the foundation of the company while leading sales and marketing. Grew the business from 1 market to over 100 markets in the backlog and a 9 figure valuation. Straumann / ClearCorrect, Vice President Marketing, 2018 - 2019. Responsible for a 9 figure budget, directing all marketing efforts in North America and the expansion of the brand into global markets. Conceptualized and developed hundreds of campaigns in various mediums such as trade shows, video, print, web, social, etc. Grew revenue by 3x while decreasing acquisition cost by 50%. Flow, Head of Growth, 2017 - 2021. Lead the business and marketing strategy for this health and wellness brand, responsible for branding, user experience, and growth strategy. Negotiated the acquisition of 3 brands, growing the company to be one of the largest in the region and increasing revenue by 10x. Work Experience: (https://www.linkedin.com/in/joshbolinger/#)

Name
Robert Schrader

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2007	Present	Robert G Schrader, Esq.	Attorney/Owner
08/01/2019	Present	Straight Teeth Solutions, Inc.	Chief Strategy and Legal/Secretary/Director

Education: Nova Southeastern University Shepard Broad Law Center, Fort Lauderdale, FL. JD, cum laude. Law Review; Dean's List; Goodwin Scholarship; Am. Jur. Book Awards: Contracts, Property, International Trade and US Law; Phi Delta Phi; Nova International Law Society; Jessup International Moot Court; and Judicial Intern Honorable Norman C. Roettger, Jr., USDC. Univ. of San Diego, Paris Institute on International and Comparative Law, Paris, France. Dean's List, Book Award: International Business Transactions. Florida Atlantic University, Boca Raton, FL. BA Microbiology/Chemistry Dean's List, Faculty Scholar (CLEPed 30 Semester Hours) Member in good standing: Florida, Southern District of Florida, and Court of International Trade Bars Experience: Private Practice 1999-2002 and 2007 - Present. Assist US and international clients by identifying, preventing, and solving legal and business issues. Serve as contract general counsel for startups and growth stage businesses providing international and online business savvy negotiation and strategic legal counsel. Advise on federal regulatory compliance and licensing. Negotiate, structure and draft international commercial contracts to reduce liability and increase compliance. Assist international clients negotiate and draft agreements and ensure compliance for US online sales, app development, and membership, professional services, marketplace and other platforms. Strategic planning of sourcing and manufacturing to minimize duty rates and regulatory issues. Contract General Counsel to startup RE factoring platform. Contracted Corporate Counsel for Creo Mundi / Kees Protein. Senior legal advisor to CEO and COO on FDA regulatory compliance for new products. Recommended alternative ingredient based on research adopted in formulation, assist in locating potential vendors.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Bruce Goldblatt

Securities: 1,987,500

Class:	Class A Common Stock
Voting Power:	26.9%

Ivana Sears

Securities:	1,987,500
Class:	Class A Common Stock
Voting Power:	26.9%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Based in Palm City, Florida, Straight Teeth Solutions (STS), is a two and one half-year-old orthodontic aligner company that markets direct to the consumer to provide them an affordable doctor supervised orthodontic treatment to straighten their teeth and give them a nicer smile. To provide the highest level of quality our treatments are doctor-supervised from beginning to end. We have created a network of doctors across the USA and send the consumer/patient to their office. We also offer our aligners and services directly to our network of doctors for their private patients at a very competitive price and that division of our company is called STS Express. STS filed a provisional patent in July 2021, and currently has a non-provisional patent pending with the USPTO for its "COMPUTER-IMPLEMENTED METHOD AND RELATED SYSTEM FOR PROVIDING CLEAR ALIGNERS DIRECTLY TO PATIENTS."

   Straight Teeth Solutions currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Straight Teeth Solutions, Inc. speculative or risky:**

   1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive

activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

8. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

9. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality

agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

10. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain

such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Straight Teeth Solutions, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The factors that will consider how the funds are allocated are: overall revenue growth, and doctor network growth. 50% of the funds are planned to be used for marketing to consumers and doctors, 30% are planned to be used for employee salaries, 10% to repay loans and 10% will be used to complete our App.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Marketing	$9,510	$600,366
Employee Salaries	$0	$305,271
Loan Payments	$0	$101,757
App Development	$0	$10,175
Total Use of Proceeds	**$10,000**	**$1,069,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Straight Teeth Solutions, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $2.70 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	10,000,000	7,388,715	Yes	Each outstanding share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.
Class B Common Stock	1,500,000	0	Yes	Each outstanding share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Stock Option Pool		1,000,000
Reserved Securities		670,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity. However, there are 1,000,000 shares reserved under the Employee Stock Option Pool and an additional 670,000 shares reserved for future issuance. If those shares are issued your ownership of the Company will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver from the provisions in the Company's Corporate Bylaws that limit or restrict the ability of a shareholder to transfer shares, for all shares issued by the Company pursuant to this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns

23. **What are the risks to purchasers associated with corporate actions including:**

  ▪ **additional issuances of securities,**

  ▪ **issuer repurchases of securities,**

  ▪ **a sale of the issuer or of assets of the issuer or**

  ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SBA Loan
Amount Outstanding:	$37,000
Interest Rate:	3.8%
Maturity Date:	March 31, 2052
Other Material Terms:	Payments were extended an additional 6 months, so as of April 2022, no monthly payments are currently due.

Creditor(s):	Note Payable - Josh Bolinger
Amount Outstanding:	$53,000
Interest Rate:	0.0%
Maturity Date:	January 5, 2023
Other Material Terms:	

25. **What other exempt offerings has Straight Teeth Solutions, Inc. conducted within the past three years?**

Date of Offering:	01/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock

Securities Offered:	Common Stock
Amount Sold:	$489,985
Use of Proceeds:	Operations, App development and marketing.
Date of Offering:	10/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$660,008
Use of Proceeds:	Operations and Marketing

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Straight Teeth Solutions, Inc. (the "Company"), is a corporation formed on June 6, 2019, under the laws of Florida. The Company provides high quality, doctor directed, and affordable orthodontic aligner solutions directly to the consumer. The Company has not fully developed and implemented all of its planned operational activities and revenues are limited. For the year ended December 31, 2021, the Company recorded $109,972 in net sales, a decrease of $9,319, or 8%, as compared to $119,291 in net sales for the year ended December 31, 2020. For the year ended December 31, 2021, the Company's gross profit decreased by $34,532, or 54%, to $28,517 from $63,049 for the year ended December 31, 2020. Operating expenses for the year totaled $584,400 and consisted primarily of accrued salaries of $365,956 and selling, general, and administrative expenses of $151,001. The Company had a gain from extinguishment of debt of $27,577, resulting in an overall net loss of $528,306 for 2021. On the other hand, net cash used in operating activities decreased by 48%, from $408,619 in 2020 to $210,697 in 2021, while cash flows from financing activities increased by 35%, from $489,985 in 2020 to $660,008 in 2021. This resulted in a net increase in cash of $449,311 for the year 2021 while the cash balance as of December 31, 2021, stood at $552,251 about 5 times higher than the previous year's balance. As of December 31, 2021, the Company had $37,000 in outstanding debt from an SBA disaster loan. Interest rate on this loan is 3.75%. Monthly payments were recently extended 6 months. As of April 2022, no monthly payments are currently due for this loan. On January 5, 2022, the Company converted $53,000 in commissions payable to an officer of the Company, Josh Bolinger, into a note payable of $53,000 with a maturity date of January 5, 2023. The note payable has a 0% interest rate associated with it. For the year ended December 31, 2020, the Company recorded $119,291 in net sales, an increase of $71,841, or 151%, as compared to $47,450 in net sales for the year ended December 31, 2019. For the year ended December 31, 2020, the Company's gross profit increased by $15,599, or 33%, to $63,049 from $47,450 for the year ended December 31, 2019. Net cash used in operating activities amounted to $408,619 for the year ended December 31, 2020, as compared to net cash provided by operating activities of $21,494 for the year ended on December 31, 2019. The Company's total operating costs increased significantly in the year ended December 31, 2020, as compared to the year ended December 31, 2019. In 2020, the Company incurred expenses of $195,925 for web application design, $84,297 in advertising and marketing and $79,001 in general and administrative costs, whereas none of these expenses occurred in 2019. For the year ended on December 31, 2020, the Company's total costs and expenses amounted to $459,266 which resulted in a $396,217 net loss. For the year ended on December 31, 2019, the Company's total costs and expenses amounted to $47,456 which resulted in a $6 net loss. In 2020 the Company issued 1,005,000 Class A Common shares via Reg D and raised $489,985. In October of 2021, the Company used the same exemption to close a $660,008 investment. The company currently has 1,000,000 options reserved under the Employee Stock Option Pool and an additional 670,000 securities reserved for future issuance. With this raise, the Company plans to allocate a higher percentage to marketing, salaries, loan payments and app development. The Company believes these activities will result in the traction needed to court venture capital funding. The Company plans to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Straight Teeth Solutions, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Hi my name is Dr.Raul Molina I'm a general dentist in Miami, Florida. I want to talk to you about Straight Teeth Solutions. We've been using clear aligners in our office for many years but recently we switched with a new company that has a better business model than the other companies. Straight Teeth Solutions don't require any upfront training or fees to become a participating dentist they will even send you patients to your practice that are already vetted and looking for clear aligners but what I like about them is that their lab fees for their aligners are lower cost that means that they provide more room for productivity in my practice because of the lowered lab fees but they don't skimp on the materials. Right now they're using what I consider to be the best aligner material on the market very very extremely flexible. Their material is made in the United States and also they use a semi-scalloped technique which allows more torque for the teeth. In other words our cases are finishing quicker than they used to because it's a semi-scallop they don't irritate the patient's cheeks and lips as much as some of the other companies and the turnaround time is the best on the market today. They promise unlimited revisions if you use more complex cases that's not a problem, you can revise them as often as needed during the treatment and includes two sets of retainers at the end of the treatment and what I like is you can do simple arch cases, complex cases, and the founders of this company were people who have vast experience in the clear aligner industry. They're not newbies, they're people who know what they're doing and they've designed just a great product with a great business model and I just highly recommend them and give them a shot.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://smilesimple.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.